Message to Shareholders, January 2006

Chairman’s Message to Shareholders
During the second quarter of fiscal 2006 and in the days that followed, Medicure achieved two of the most significant milestones in our Company’s history with the announcement of positive results from the Phase II MEND-CABG and MATCHED studies. The MEND-CABG study demonstrated that our lead product, MC-1 had a statistically significant reduction in the composite of death, non-fatal heart attacks, and non-fatal strokes versus placebo in patients undergoing coronary artery bypass graft surgery. These results exceeded our expectations and position Medicure as a world leader in the development of cardioprotective therapeutics. We also announced positive results in the Phase II MATCHED study, which evaluated MC-4232, a combination of MC-1 and the ACE inhibitor, lisinopril, in the treatment of coexisting diabetes and hypertension. MC-4232 is the first product in what promises to be a growing combination product portfolio for Medicure. Based on the positive clinical results in both studies, we now have two drugs, MC-1 and MC-4232, with significant market potential, advancing into Phase III studies. Our focus for the remainder of the fiscal year now turns towards planning the Phase III studies and working towards securing a licensing agreement with potential pharmaceutical partners.

Positive Phase II MEND-CABG Results
In December 2005, we reported positive results with our FDA Fast Tracked cardioprotective product, MC-1, in the Phase II MEND-CABG study. The MEND-CABG study is a double blind, parallel group, randomized, placebo-controlled study in 901 patients who underwent coronary artery bypass graft surgery. The results were highlighted by a 37.2% reduction in the composite of death, non-fatal myocardial infarction (peak CK-MB > 100ng/ml), and non-fatal stroke versus placebo (p=0.028) with the 250 mg dose of MC-1 for patients up to post-operative day (POD) 30. Based on the positive results, we plan to move forward with a pivotal Phase III clinical development program for MC-1. Patients were also followed up to POD 90, which was 60 days after their last drug treatment. The results of this follow up are expected in the second half of fiscal 2006.

FDA Grants MC-1 Fast Track Designation
Prior to the MEND-CABG results, Medicure was pleased to report that the U.S. Food and Drug Administration (FDA) had granted Medicure’s cardioprotective drug, MC-1, Fast Track designation as a treatment to reduce cardiovascular and cerebrovascular events associated with ischemic and/or ischemic reperfusion injury in patients experiencing percutaneous coronary interventions, coronary artery bypass graft surgery and acute coronary syndrome.

The application for Fast Track designation was submitted based on the demonstrated clinical efficacy and safety of MC-1 and the unmet medical need the drug addresses. Under the FDA Modernization Act of 1997, the Fast Track program was implemented to facilitate the development and expedite the review of new drugs that are intended to treat serious or life threatening disease, and that demonstrate the potential to address unmet medical needs. Fast Track designated drugs are eligible for priority review (6 months versus the average 12 months) and/or the review of portions of the marketing application prior to the completion of the final registration package.

Positive Phase II MATCHED Results
In September 2005, the Company announced positive results from the Phase II MATCHED study. The study evaluated MC-4232, in 120 patients with coexisting diabetes and hypertension. The MATCHED study met certain primary blood pressure and metabolic endpoints. Based on these results, we plan to move forward with a pivotal Phase III clinical development program for MC-4232.

The incidence of coexisting diabetes and hypertension is increasing rapidly, and with it the need for new medicines that can help control patients’ blood pressure and diabetes. The results from MATCHED demonstrate that MC-4232 not only provides clinically important blood pressure reduction beyond that of lisinopril alone, but also improves upon the glycemic and lipid control offered by current therapies. Based on this data, we believe MC-4232 could be an innovative new treatment that in addition to significant blood pressure reduction also offers metabolic benefits to patients with coexisting diabetes and hypertension.

Peter Quick Joins Medicure’s Board of Directors
In November 2005, Medicure announced the appointment of Peter Quick, former President and CEO of Quick & Reilly, Inc., to its Board of Directors. Quick & Reilly, Inc. was one of the first and largest discount brokerage firms in the United States, which was acquired by Bank of America. Mr. Quick was most recently President of the American Stock Exchange (Amex) from July 2000 through to April 2005. Mr. Quick’s experience and knowledge of the U.S. capital markets will be a significant asset to Medicure going forward.

Financial & Corporate Developments
In January 2006, Medicure strengthened its cash position with the successful closing of a bought deal financing with a syndicate of underwriters led by Blackmont Capital Inc. and including National Bank Financial Inc. A total of 7,750,000 common shares of Medicure were issued at $1.55 per share for gross proceeds of approximately $12 million. Proceeds of the offering will be used to fund the Company's MC-1 and MC-4232 products into pivotal Phase III development as well as for general corporate purposes.

Outlook
The recent FDA Fast Track designation for MC-1 combined with the positive results in the MEND-CABG and MATCHED studies, have positioned Medicure at the forefront of cardioprotective therapeutic development. The results also provide us with the necessary information to design the Phase III studies, including the dosing and endpoints. We now plan on meeting with the FDA to discuss these results and develop the Phase III programs. Furthermore, we expect these results to accelerate our ongoing discussions with potential partners.

I want to take this opportunity to thank all of our dedicated shareholders for their continued support of Medicure. I would also like to acknowledge the commitment of our employees who share Medicure’s vision to discover and develop novel cardiovascular medicines. The ongoing commitment on the part of our employees and shareholders was rewarded with positive results in our two Phase II studies. The Company will build on this quarter’s momentum and I look forward to sharing our progress with you in the months to come.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

January 5, 2006

Management’s Discussion & Analysis of Financial Condition and Results of Operations
 For The Three and Six Month Period Ended November 30, 2005

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles. This discussion and analysis provides an update to the Management’s Discussion and Analysis and financial statements contained in our 2005 Annual Report and should be read in conjunction with these documents. The Company’s independent auditors, KPMG LLP Chartered Accountants, have not reviewed the unaudited interim consolidated financial statements. All amounts are expressed in Canadian dollars unless otherwise noted. The Company’s fiscal year end is May 31.

Overview
Medicure Inc. (the “Company”) is focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical products, MC-1 and MC-4232, and the discovery and development of other drug candidates.

The following table summarizes our clinical product candidates, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
MC-1	Coronary Artery Bypass	Phase II complete
Graft Surgery
MC-1	Angioplasty	Phase II complete
MC-1	Stroke	Phase I complete
MC-4232	Diabetes/Hypertension	Phase II complete
MC-4262	Metabolic Syndrome/Hypertension	Phase I complete

MC-1 is a natural compound that is being developed as a treatment to reduceinjury from blockages of blood flow to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from the Phase II MEND-1 and MEND-CABG studies demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty and bypass surgery, respectively.

The Company's second product candidate, MC-4232, is a novel combination drug for the treatment of diabetic patients with hypertension. The coexisting conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. MC-4232 combines MC-1's cardioprotective properties with the ACE Inhibitor, lisinopril, one of the most common forms of hypertensive therapy. The results from the recently completed Phase II clinical trial, MATCHED, demonstrated the positive clinical effects of MC-4232 on certain primary and secondary blood pressure and metabolic endpoints.

The Company has also initiated the development program for its second combination product, MC-4262,

a drug combining MC-1 and an Angiotensin Receptor Blocker (ARB), one of the world's ten largest pharmaceutical drug classes by revenue. The patented new product, is being developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk.

Metabolic syndrome is a cluster of disorders that include obesity, high blood pressure, elevated blood sugar and hyperlipidemia. The American Heart Association estimates that approximately one-quarter of adults in the United States, close to 50 million people, have this condition.

In parallel to the development of these clinical candidates, the Company has focused on designing and developing novel therapeutics to offer improved treatment for cardiovascular and cerebrovascular diseases through its drug discovery program. Its objective is to discover and in-license new drug candidates for advancement into clinical development and commercialization. The Company’s drug discovery program is utilizing a unique natural product template with a promising safety profile for the design and synthesis of effective therapeutics. The Company has already produced several groups of candidate compounds and plans to build a pipeline of additional preclinical products over the next several years. Some of the Company’s new compounds have shown positive effects in preclinical efficacy studies and are being studied further to evaluate their commercial potential.

Critical Accounting Estimates and Changes in Accounting Policies
The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of material measurement differences to United States generally accepted accounting principles (“US GAAP”) is presented in note 5 to the unaudited consolidated financial statements for the three and six month periods ended November 30, 2005. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Areas in which significant estimates are made include research and development, the assessment of net recoverable value of patents, refundable investment tax credits and stock-based compensation.

Research and development costs
All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Patents
On a regular basis, management reviews the valuation of patents taking into consideration any events and circumstances which may impair their recoverable value. Section 3063 of the CICA Handbook, Impairment of Long Lived Assets, calls for the recognition, measurement and disclosure of the impairment of long-lived assets. With consideration given to this section management reviewed the carrying value of its patents and no adjustment was made to the capitalized patent costs. To date, the Company has been issued 15 patents in the United States.

Refundable investment tax credits
The Company incurs research and development expenditures, which are eligible for refundable investment tax credits. The investment tax credits are based on management’s estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary materially.

Stock-based compensation
The Company has adopted the fair value method of accounting for all employee stock-based compensation pursuant to the amended recommendations of the Canadian Institute of Chartered

Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense.

Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The Black-Scholes model is not the only permitted model to calculate the fair value of stock options issued pursuant to Handbook Section 3870. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. For the three and six month periods ended November 30, 2005, the Company recorded stock compensation expense of $140,000 and $229,000 (three and six month periods ended November 30, 2004 - $96,000 and $183,000).

New Accounting Policy
GAAP Hierarchy
The new CICA Handbook Section 1100, Generally Accepted Accounting Principles has been issued, effective for fiscal years beginning on or after October 1, 2003. The new section established standards for financial reporting in accordance with Canadian GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within Canadian GAAP. The new standard eliminates industry practice as a possible source to consult. The Company implementation of this new standard did not have a significant impact on its consolidated financial statements.

Selected Financial Information
The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters.

(in thousands of CDN$ except per share data)	November 30, 2005	August 31, 2005	May 31, 2005	February 28, 2005
Revenue	35	37	114	214
Net loss	(3,538)	(3,872)	(4,804)	(3,820)
Loss per share	(0.05)	(0.06)	(0.07)	(0.06)
	November 30, 2004	August 31, 2004	May 31, 2004	February 29, 2004
Revenue	97	107	128	163
Net loss	(3,627)	(2,615)	(2,067)	(1,531)
Loss per share	(0.05)	(0.04)	(0.03)	(0.02)

The most significant factor affecting the losses in each of the quarters are the number of trials and products being evaluated in the clinical development program. Development expenditures increased as expected during the past two years due to increasing clinical development activity as a result of the MEND-CABG and MATCHED studies.

Results of Operations
Interest and Other Income
The changes in interest and other income for the three and six month periods ended November 30, 2005 and November 30, 2004 are reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2006	FY 2005	Increase (Decrease)	FY 2006	FY 2005	Increase (Decrease)

Interest and Other Income	35	97	(62)	72	203	(131)

The decrease in interest and other income for the current quarter is the result of a lower cash and cash equivalents balance as compared to the same period of the prior fiscal year. The Company anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Research and Development
The Company is a development-stage enterprise that dedicates the majority of its cash resources to research and development activities. Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs are deferred, and represent advance payments under contractual arrangements for clinical activity outsourced to research centres.

The changes in research and development expenditures for the three month and six month periods ended November 30, 2005 and November 30, 2004 are reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2006	FY 2005	Increase (Decrease)	FY 2006	FY 2005	Increase (Decrease)

Clinical trial programs	2,372	2,498	(126)	5,253	4,294	959
Pre-clinical programs	590	563	27	929	922	7
Other research and development costs	48	7	41	125	56	69
Total Research and Development expenditures	3,010	3,068	(58)	6,307	5,272	1,035

As expected, research and development expenditures for the six months ended November 30, 2005 were higher as compared to the same period in fiscal 2005 due to the escalation in patient enrollment and clinical activities in the Phase II Coronary Artery Bypass Graft (CABG) trial with MC-1, called MEND-CABG and the Phase II MATCHED study with MC-4232.

MC-1 CABG Project
During the second quarter of fiscal 2006, the Company continued to make significant progress with the clinical development of MC-1 for the treatment of patients undergoing CABG procedures. The MEND-CABG study is a Phase II placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Company's lead drug in reducing ischemic damage resulting from CABG procedures. The trial is being conducted at 42 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI) and enrolled 901 patients. Subsequent to the end of the quarter, the Company reported positive top-line results up to post-operative day (POD) 30. Patients were also followed up to POD 90, which was 60 days after their last drug treatment. The results of this follow up are expected in the second half of fiscal 2006. For the three and six months ended

November 30, 2005, total expenditures for the MEND-CABG trial were $1,792,000 and $4,230,000 respectively, as compared to $1,868,000 and $3,226,000 for both the three and six months ended November 30, 2004.

MC-4232 MATCHED Project
The increase in research and development expenditures was also due to the clinical development program of MC-4232, a combination of MC-1 and an ACE Inhibitor. As part of the Phase II/III clinical development program of MC-4232, the Company recently completed the Phase II MATCHED study. The MATCHED study evaluated MC-1 alone and in combination with an ACE inhibitor encompassing 120 patients with co-existing diabetes and hypertension. For the three and six months ended November 30, 2005, total expenditures for the MATCHED study were $208,000 and $462,000 respectively, as compared to $480,000 and $703,000 for the three and six months ended November 30, 2004.

Research and development expenditures are expected to decrease in the remainder of fiscal 2006 as compared to fiscal 2005. This decrease in expenditures is expected to result from reduced clinical activity during fiscal 2006 as compared to fiscal 2005, as the MATCHED study is complete and MEND-CABG will be complete following the reporting of POD 90 results. The Company expects a significant decline in clinical expenditures until the initiation of Phase III studies. Based on the positive MATCHED and MEND-CABG results, the Company plans on initiating one or more Phase III trials in the first half of fiscal 2007. These are large-scale studies of patients with the targeted diseases, and could cost substantially more than the Phase II trials.

Investment tax credits
As we are a public company, the federal investment tax credits (“ITCs”) for qualified Scientific Research and Experimental Development (“SR&ED”) expenditures are not refundable and are calculated at a rate of 20%. These ITCs can be applied to reduce future income taxes payable with a ten-year carry forward period. Certain eligible SR&ED expenditures incurred in Quebec qualify for Quebec refundable tax credits and are earned on payments made in Quebec for SR&ED labour, SR&ED contracts and to prescribed research centres.

The changes in investment tax credits for the three and six month periods ended November 30, 2005 and November 30, 2004 are reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2006	FY 2005	Increase (Decrease)	FY 2006	FY 2005	Increase (Decrease)

Investment tax credits	103	-	103	103	-	103

The recording of refundable ITCs is a result of research and development spending in Quebec, which are eligible for refundable tax credits. The majority of the qualifying expenditures related to the MEND-CABG study. The refundable ITCs recorded are based on management’s estimate of amounts expected to be recovered and are subject to audit by taxation authorities. These amounts have been recorded as a recovery in expenses in the statement of operations.

General and Administrative
General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, however they are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities.

The changes in general and administrative expenditures for the three month and six month periods ended November 30, 2005 and November 30, 2004 are reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2006	FY 2005	Increase (Decrease)	FY 2006	FY 2005	Increase (Decrease)

General and Administrative expenditures	636	569	67	1,173	1,074	99

The overall increase in costs for the three and six month periods ended November 30, 2005 as compared to the same periods in fiscal 2005 is primarily driven by increased business development costs, and stock-based compensation expense. The Company expects slightly higher levels of general and administrative activities for the remainder of the fiscal year ending May 31, 2006 as compared to the same period in fiscal 2005.

Foreign Exchange Loss
The change in foreign exchange loss for the three and six month periods ended November 30, 2005 and 2004 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2006	FY 2005	Increase (Decrease)	FY 2006	FY 2005	Increase (Decrease)

Foreign exchange loss	11	72	(61)	66	72	(6)

The foreign exchange loss for the current quarter is primarily a result of the weakening of the U.S. dollar relative to the Canadian dollar during this period. While the functional currency of the Company is the Canadian dollar, the Company is holding U.S. dollars in anticipation of the U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG study.

Loss
The consolidated net loss for the three month and six month period ended November 30, 2005 and November 30, 2004 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$ except per share data)	FY 2006	FY 2005	Increase (Decrease)	FY 2006	FY 2005	Increase (Decrease)

Loss	3,538	3,627	(89)	7,410	6,242	1,168

Loss per share	(0.05)	(0.05)	-	(0.11)	(0.09)	(0.02)

As discussed above, the consolidated net loss resulted mainly from the Company’s clinical development programs.

Liquidity and Capital Resources
Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, interest income on funds available for investment and government grants and tax credits.

As at November 30, 2005, the Company had cash and cash equivalents totaling $3,586,000 compared with $7,591,000 at the previous year-end. Subsequent to November 30, 2005, the Company strengthened its cash position by raising gross proceeds of $12,013,000 (before share issuance costs of approximately $1,096,000) with a syndicate of underwriters led by Blackmont Capital Inc. and including National Bank

Financial Inc. A total of 7,750,000 common shares of Medicure were issued at $1.55 per share. The financing increased the Company’s cash and cash equivalents to $13,756,000 at January 4, 2006.

These funds are invested in short-term interest-bearing securities and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates. The total number of common shares issued and outstanding at November 30, 2005 was 72,077,160 as compared to 66,646,660 at November 30, 2004.

As at January 4, 2006 the Company had 79,868,660 common shares outstanding and has granted 3,149,833 and 2,706,860 options and warrants, respectively, to purchase common shares.

Commitments
The Company and it’s wholly-owned subsidiary, Medicure International Inc. have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. During the three and six month periods ended November 30, 2005, the Company incurred an aggregate of $2,620,000 and $5,119,000, respectively in expenditures under these agreements, which is included in research and development expenses in the statement of operations. As at November 30, 2005, the Company is committed to fund a further $766,000 related to clinical research agreements with clinical research organizations (“CROs”) and clinical sites. The contracts with the CROs are payable over the terms of the trials and the timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. The Company is also liable for the payment of certain pass through costs. As part of these trials, the Company also entered into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. This “holdback” results in a significant accrual of trial-related expenses during the course of the study, as the expense is recognized for accounting purposes but the cash payment is not made until after the trial is completed. In addition, the Company has committed to fund a further $6,733,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time upon thirty (30) days notice.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

The Company has granted royalties to an arm’s length third party based on future commercial sales of MC-1, aggregating 3% on net sales. To date, no royalties are due and/or payable.

Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements.

Financial Instruments
The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The Company has entered into no futures or forward contracts as at November 30, 2005.

Related Party Transactions
During the three and six month periods ended November 30, 2005 the Company paid companies controlled by a director, a total of $67,000 and $129,000, respectively (three and six month periods ended November 30, 2004 $54,000 and $110,000) for office rent, supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Outlook
The Company expects to continue to incur operating losses as it proceeds with its clinical and drug discovery programs. Research and development expenses are expected to decrease in the remainder of fiscal 2006 as compared to fiscal 2005. This decrease in expenditures is expected to result from reduced clinical activity, as the MATCHED study is complete and MEND-CABG will be complete following the reporting of POD 90 results. The Company expects a significant decline in clinical expenditures until the initiation of Phase III studies. Based on the positive MATCHED and MEND-CABG results, the Company plans on initiating one or more Phase III trials late in the first half of fiscal 2007. These are large-scale studies of patients with the targeted diseases, and could cost substantially more than the Phase II trials.

It continues to be the Company’s plan to secure a partnership with a large pharmaceutical company for MC-1. Such a partnership would provide funding for clinical development (most specifically Phase III) and a license agreement for the sale and distribution of the Company’s lead product in return for milestone payments and product royalties.

The Company believes it has sufficient resources to fund operations into fiscal 2008. However, funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the securing of a partnership, the results of preclinical studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

Depending upon the results of the Company’s research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. The Company does not presently know of any factors that would indicate that a change in strategy is needed in the next year.

The Company’s strategic focus will be to move closer to regulatory approval for its lead products, MC-1 and MC-4232, and identify and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding. The Company may consider raising additional capital during fiscal 2006 to fund operations over the long term.

Risks and Uncertainty
The Company’s products and technologies are currently in the research and development stages. The Company does not and may never have a commercially viable drug formulation approved for marketing. To obtain regulatory approvals for the Company’s products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

The Company has not to date generated any revenues from sales. The timing of generation of any sales is uncertain. The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

This “Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements which may not be based on historical fact, including without limitation statements containing the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property and dependence on collaborative partners. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

MEDICURE INC.
Consolidated Balance Sheets

	November 30,	May 31,
	2005	2005
	(Unaudited)
Assets

Current Assets:
Cash and cash equivalents	$3,585,755	$7,590,918
Accounts receivable	601,303	469,766
Prepaid expenses	251,141	398,204
Research advance	200,000	200,000
	4,638,199	8,658,888

Property and equipment	68,229	81,002
Patent costs	1,575,949	1,332,969
	$6,282,377	$10,072,859

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable and accrued liabilities	$1,896,245	$2,732,754

Shareholders' equity:
Capital stock (Note 3)	44,048,702	39,864,296
Contributed surplus	1,267,859	996,301
Deficit	(40,930,429)	(33,520,492)
	4,386,132	7,340,105

Subsequent event [note 6]

	$6,282,377	$10,072,859

Unaudited – Prepared by Management

MEDICURE INC.
Consolidated Statements of Operations and Deficit

	Three months ended		Six months ended
	November 30,	November 30,	November 30,	November 30,
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Interest and other income	$34,680	$96,970	$71,853	$203,499

Expenses:
General and administrative	636,280	569,256	1,173,352	1,074,345
Research and development	3,009,620	3,068,427	6,306,698	5,271,587
Investment tax credits	(103,150)	-	(103,150)	-
Amortization	19,520	13,657	38,523	27,078
	3,562,270	3,651,340	7,415,423	6,373,010

Other expenses:
Foreign exchange loss	10,728	72,172	66,367	72,172

Loss for the period	(3,538,318)	(3,626,542)	(7,409,937)	(6,241,683)

Deficit, beginning of period	(37,392,111)	(21,269,723)	(33,520,492)	(18,654,582)

Deficit, end of period	$(40,930,429)	$(24,896,265)	$(40,930,429)	$(24,896,265)

Basic and diluted loss per share	$(0.05)	$(0.05)	$(0.11)	$(0.09)

Unaudited – Prepared by Management

MEDICURE INC.
Consolidated Statements of Cash Flows

	Three months ended		Six months ended
	November 30,	November 30,	November 30,	November 30,
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash provided by (used in):

Operating activities:
Loss for the period	$(3,538,318)	$(3,626,542)	$(7,409,937)	$(6,241,683)
Adjustment for:
Amortization of property and
equipment and patents	19,520	13,657	38,523	27,078
Stock-based compensation	139,484	96,408	228,800	182,537
Change in the following:
Accounts receivable	(130,042)	(103,454)	(131,537)	(103,123)
Prepaid expenses	(102,204)	783,171	147,063	(144,842)
Accounts payable and accrued
liabilities	(253,700)	357,094	(836,509)	832,452
	(3,865,260)	(2,479,666)	(7,963,597)	(5,447,581)

Investing activities:
Acquisition of property and equipment	(290)	(3,141)	(4,016)	(8,890)
Patent costs	(165,703)	(108,942)	(264,714)	(190,568)
	(165,993)	(112,083)	(268,730)	(199,458)

Financing activities:
Issuance of common shares, net of share
issue costs	43,908	-	4,227,164	-
	43,908	-	4,227,164	-

Increase (decrease) in cash
and cash equivalents	(3,987,345)	(2,591,749)	(4,005,163)	(5,647,039)

Cash and cash equivalents, beginning of
period	7,573,100	16,899,096	7,590,918	19,954,386

Cash and cash equivalents, end of
period	$3,585,755	$14,307,347	$3,585,755	$14,307,347

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2005

1.	Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended May 31, 2005. The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America ("U.S. GAAP") except as described in note 5 to the consolidated financial statements. These statements should be read in conjunction with the May 31, 2005 audited financial statements.

The current period’s financial statements include the operations of the Company for the three and six month periods ended November 30, 2005.

These financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has experienced operating losses and cash outflows from operations since its incorporation.

The Company’s ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct its clinical trials, and to successfully commercialize its products. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	Nature of operations:

The Company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead products, MC-1 and MC-4232. To date, the Company has no products in commercial production or use and does not currently have any revenues other than interest earned on cash held and government assistance.

3.	Capital stock:

(a) Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2005

3.	Capital stock (continued):

(b) Shares issued and outstanding are as follows:

	Number of shares	Amount

Common shares:

Balance at May 31, 2004	66,646,660	$39,731,296

Exercise of options for cash	180,000	133,000
Balance at May 31, 2005	66,826,660	$39,864,296

Private placement for cash on August 19, 2005
net of share issue costs of $545,544	5,205,500	4,139,406
Exercise of options for cash	45,000	45,000
Balance at November 30, 2005 (unaudited)	72,077,160	$44,048,702

Share issue costs include a foreign exchange loss of $60,699 and a non-cash charge for the placement agent’s stock based compensation of $42,758.

(c) Options:

The Company has a Stock Option Plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 7,200,000 common shares of the Company at any time. The stock options are subject to vesting over a period of up to three years.

A summary of the Company’s Stock Option Plan is as follows:

Six months ended November 30, 2005			Year ended May 31, 2005
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price
	(Unaudited)	(Unaudited)
Balance, beginning of
period	2,372,333	$1.18	2,307,033	$1.11
Granted	353,000	1.95	1,075,000	1.18
Exercised	(45,000)	1.00	(180,000)	0.74
Cancelled or expired	(94,000)	1.37	(829,700)	1.10
Balance, end of period	2,586,333	$1.27	2,372,333	$1.17

Options exercisable, end
of period	1,171,667		977,334

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2005

3.	Capital stock (continued):

Options outstanding at November 30, 2005 (Unaudited) consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$ 0.70 - 1.65	2,336,333	3.2 years	$ 1.11	1,171,667
2.33 - 2.92	250,000	4.6 years	2.74	-
	2,586,333	3.3 years	$ 1.27	1,171,667

The compensation expense related to stock options granted under the Stock Option Plan during the three month and six month periods ended November 30, 2005 aggregated $139,484 and $228,800, respectively (three and six months ended November 30, 2004 - $96,408 and $182,537). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life	5.4 years
Risk-free interest rate	4.00%
Dividend yield	–
Expected volatility	72%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period.

(d) Warrants:

				Granted			Granted		(unaudited)
Issuee	Original	Value	May 31,	(Exercised)		May 31,	(Exercised)		November 30,
(Expiry date)	granted	per share	2004	(Cancelled)	*	2005	(Cancelled)	*	2005

629,834 units
(June 26, 2005)	629,834	1.00	502,403	-		502,403	(502,403)	*	-

2,602,750
(August 19, 2010)	2,602,750	1.18	-	-		-	2,602,750		2,602,750

104,110
(August 19, 2008)	104,110	1.18	-	-		-	104,110		104,110

(e) Loss per share:

The weighted average number of common shares outstanding for the three-month period ended November 30, 2005 and 2004 were 72,062,160 and 66,646,660 respectively. The weighted average number of common shares outstanding for the six-month period ended November 30, 2005 and 2004 were 69,799,895 and 66,646,660 respectively. All common shares issuable on exercise of stock options and warrants have been excluded from the calculation of diluted loss per share as their effect is anti-dilutive.

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2005

4.	Related party transactions:

During the three and six month periods ended November 30, 2005 the Company paid companies controlled by a director, a total of $66,670 and $129,173, respectively (three and six month periods ended November 30, 2004 - $54,412 and $109,862) for office rent, supplies and consulting fees. These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

5.	Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

	(a)	Patents:

Under Canadian GAAP, the patent costs which relate to products which have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, the unamortized patent costs would have been recorded as an expense in the year of incurrence. The effect of this difference is that for the three and six months ended November 30, 2005, research and development expense would have increased by $165,703 and $264,714, respectively (three and six month periods ended November 30, 2004 - $108,942 and $190,568). Under U.S. GAAP, the amortization expense to be added back for the three and six months ended November 30, 2005 is $11,190 and $21,734, respectively (three and six month periods ended November 30, 2004 - $6,852 and $13,705).

	(b)	Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the three and six months ended November 30, 2005 and 2004. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the three and six months ended November 30, 2005 is $954 and $1,961, respectively (three and six month periods ended November 30, 2004 - $1,175 and $2,412).

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2005

5.	Reconciliation of generally accepted accounting principles (continued):

	(c)	Stock options – stock-based compensation costs:

For reconciliation purposes to U.S. GAAP, the company has elected to follow the fair value method in accounting for its employee, management and director stock options. Under U.S. GAAP, stock-based compensation to non-employees must be recorded at fair value of the options granted. For stock-based compensation granted to non-employees subsequent to June 1, 2002 and to employees, directors and management subsequent to June 1, 2003, the accounting is consistent under both Canadian GAAP and U.S. GAAP.

The company uses the Black-Scholes option pricing model to determine the fair value of all options granted. The assumptions used in the valuation included a five year life for the options, a risk-free rate of between 3.50% and 5.80%, volatility between 37% and 87% and no dividend yield. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation of U.S. GAAP, the company would record an additional compensation expense for the three and six months ended November 30, 2005 of $nil. (three and six month periods ended November 30, 2004 - $2,098 and $4,196).

Summary:

The impact of significant variations to U.S. GAAP on the consolidated statement of operations items are as follows:

MEDICURE INC.

	Three months ended		Six months ended
	November 30,	November 30,	November 30,	November 30,
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Loss for the period, Canadian GAAP	$(3,538,318)	$(3,626,542)	$(7,409,937)	$(6,241,683)
Adjustments for the following:
Stock-based compensation (c)	-	(2,098)	-	(4,196)
Patent costs (a)	(165,703)	(108,942)	(264,714)	(190,568)
Amortization of patent costs (a)	11,190	6,852	21,734	13,705
Amortization of scientific equipment (b)	954	1,175	1,961	2,412
Loss for the period, US GAAP	(3,691,877)	(3,729,555)	(7,650,956)	(6,420,330)

Basic and diluted loss per share	$(0.05)	$(0.06)	$(0.11)	$(0.10)

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2005

5.	Reconciliation of generally accepted accounting principles (continued):

The impact of significant variations to U.S. GAAP on the consolidated balance sheet items are as follows:

	November 30,	May 31,
	2005	2005
	(Unaudited)

Property and equipment	$50,057	$60,859
Capital stock and contributed surplus	61,561,395	57,105,431
Deficit accumulated during the development stage	(58,769,394)	(51,118,438)

6.	Subsequent event:

On January 4, 2006, the company raised gross proceeds of $12,012,500 (before share issuance costs of approximately $1,095,750) in connection with an agreement (the “Underwriting Agreement”) with a syndicate of underwriters. The underwriting syndicate agreed to purchase 6,500,000 common shares from Medicure, on a bought deal basis, and sell to the public at a price of $1.55 per common share (the “Issue Price”), representing an aggregate issue amount of $10,075,000. As well, the underwriters have exercised their option under the Underwriting Agreement, to purchase an additional 1,250,000 common shares at the Issue Price for further gross proceeds of $1,937,500. As of January 4, 2006, after the closing, the company has 79,868,660 common shares issued and outstanding.

7.	Comparative figures:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s financial statements

Unaudited – Prepared by Management

INVESTOR RELATIONS &PUBLIC INQUIRIES

Hogan Mullally
Manager of Investor & Public Relations
Toll Free: 1-888-435-2220(x237)
E-mail: hmullally@medicure.com

STOCK LISTINGS

Medicure's shares are listed for trading on the Toronto Stock Exchange (TSX), under the symbol MPH, and on the American Stock Exchange (Amex) under the symbol MCU medicure

MEDICURE INC.
4 – 1200 Waverley Street
Winnipeg, Manitoba, Canada
R3T 0P4

Toll Free 1.888.435.2220
Tel. 204.487.7412
Fax 204.488.9823

E-mail: info@medicure.com
Website: www.medicure.com